UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
athenahealth, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
04685W103
(CUSIP Number)
Janus Henderson Group plc
c/o Stephen Andersen, VP Compliance
151 Detroit St Denver, CO 80206
303-333-3863
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 15, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 04685W103

1	NAME OF REPORTING PERSON: Janus Henderson Group plc I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,789,251
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,789,251
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,789,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON IA, HC

CUSIP No.: 04685W103
ITEM 1.	SECURITY AND ISSUER:
This statement on Schedule 13D relates to the shares of common stock, $0.01 par value per share ("Common Stock"), of athenahealth Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 311 Arsenal Street, Watertown, Massachusetts 02472.
ITEM 2.	IDENTITY AND BACKGROUND:

(a) This statement is filed by Janus Henderson Group plc, a Jersey, Channel Islands private limited company (the "Reporting Person").

Set forth in the attached "Schedule A" and incorporated herein by this reference is a listing of the information, including name, principal place of business, and citizenship, concerning each executive officer and director of the Reporting Person and of JCM and JCIL (as defined in (c) below)(collectively, the "Covered Persons") as required by Instruction C of Schedule 13D. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b) The principal business address of the Reporting Person and all Covered Persons is 201 Bishopsgate London EC2M 3AE, United Kingdom.

(c) The Reporting Person is a parent holding company/control person as defined in Rule 13d-1(b)(ii)(G). The Reporting Person has an indirect 100% ownership stake in Janus Capital Management LLC, a Delaware limited liability company ("JCM") and Janus Capital International Limited, a private limited company organized under the laws of England and Wales ("JCIL"), each of which is an investment adviser registered or authorized in its relevant jurisdiction that furnishes investment advisory services and sub-advisory services to investment companies and other collective investment schemes ("Funds") as well as to individual and/or institutional clients ("Accounts").

(d) Neither the Reporting Person, JCM, JCIL, nor, to the best of their knowledge, any Covered Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person, JCM, JCIL, nor, to the best of their knowledge any Covered Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Jersey, Channel Islands public limited company. JCM is a Delaware limited liability company. JCIL is a private limited company organized under the laws of England and Wales. The citizenship of each Covered Person is set forth on Schedule A incorporated herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
The aggregate number of Common Stock to which this Schedule 13D relates is 4,789,251 shares of Common Stock as of May 15, 2018 representing $713,694,184. The aggregate purchase price for such shares was approximately $478,507,191 including brokerage commissions using the cash reserves of the respective Funds and Accounts.

ITEM 4.	PURPOSE OF TRANSACTION:
The shares of Common Stock owned by the Funds and Accounts and reported herein were acquired for investment purposes in the belief that the shares of Common Stock, when purchased, represented an attractive investment opportunity.

On May 15, 2018, the Reporting Person engaged the Issuer's Board of Directors (the "Board") and expressed, among other things, that the Reporting Person believes initiating a formal sale process for the Issuer is in the best interest of the Issuer's shareholders. The Reporting Person also expressed concerns over Issuer management's execution of strategic initiatives. As such, the Reporting Person expressed its view that it is in the best interest of the Issuer's shareholders to engage with third parties making offers for the Issuer, and to open up a broader sales process.

The Reporting Person has had discussions with members of the Issuer's management in connection with its investment in the Issuer and may from time to time have further discussions with members of the Issuer's management, the Board, or discussions with other shareholders or third parties. These discussions may include making suggestions and giving advice to the Issuer regarding matters related to the Issuer that may maximize shareholder value. The Accounts and Funds reserve the right to add to or reduce their holdings in the Issuer at any time as circumstances warrant without prior notice.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 4,789,251 shares of Common Stock held as of the close of business on May 15, 2018, representing approximately 11.9% of the outstanding Common Stock. The percentages used in this Schedule 13D are calculated based upon 40,409,721 shares of Common Stock reported to be outstanding as of April 24, 2018, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2018, filed by the Issuer with the Securities and Exchange Commission on April 26, 2018.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. The Reporting Person shares voting and dispositive power with JCM and JCIL. The information required by Item 2 with respect to each of JCM and JCIL is provided in Schedule A, incorporated herein.

(c) The Reporting Person's beneficial ownership decreased by 196,400 shares of Common Stock during the past 60 days. Set forth in the attached "Schedule B" and incorporated herein by its reference are details of each relevant transaction effected by the Reporting Person in the past 60 days.

(d) The Reporting Person does not serve as custodian of the assets of any of the Accounts; accordingly, in each instance, only the Account or the Account's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the shares of Common Stock held for the benefit of such Account. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds of the sale of, shares of Common Stock is vested in each Account.

With respect to the shares of Common Stock owned by the Funds, the Funds' custodians, as appointed by the Funds' Boards, have the right to receive dividends paid with respect to, and proceeds from the sale of, such shares on behalf of the Funds. No other person is known to have such right or the right to direct receipt of dividends paid with respect to, or the proceeds of the sale of, such shares, except that the shareholders of each Fund participate proportionately in any dividends and distributions so paid.

(e) Not applicable
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
There are no contracts, arrangements, understandings or relationships between the Reporting Person, JCM, JCIL or, to their knowledge, any Covered Person, and any other person with respect to the Common Stock.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
None

CUSIP No.: 04685W103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 18 2018	Bruce L. Koepfgen By: /s/ Bruce L. Koepfgen Name: Bruce L. Koepfgen Title: Head of North America
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 04685W103
Schedule A:

Executive Officers of Janus Henderson Group plc:
Andrew Formica - Co-Chief Executive Officer (Australian and British citizenship)
Richard Weil - Co-Chief Executive Officer (U.S. citizenship)
Roger Thompson - Chief Financial Officer (British citizenship)
Enrique Chang - Chief Investment Officer (U.S. citizenship)
Phil Wagstaff - Global Head of Distribution (U.S. citizenship)

Directors of Janus Henderson Group plc:
Richard Gillingwater (British citizenship)
Glenn Schafer (U.S. citizenship)
Andrew Formica (Australian & British citizenship)
Richard Weil (U.S. citizenship)
Sarah Arkle (British citizenship)
Kalpana Desai (British citizenship)
Jeffrey Diermeier (U.S. citizenship)
Kevin Dolan (Irish and U.S. citizenship)
Eugene Flood Jr. (U.S. citizenship)
Lawrence Kochard (U.S. citizenship)
Angela Seymour-Jackson (British citizenship)
Tatsusaburo Yamamoto (Japanese citizenship)

Directors of Janus Capital International Limited:
Enrique Chang (U.S. citizenship)
Brennan Hughes (U.S. citizenship)
David Schofield (British citizenship)

Executive Officers of Janus Capital Management LLC (all U.S. citizenship):
Bruce L. Koepfgen President, Head of North America
Enrique Chang - Chief Investment Officer
Michael Drew Elder - Head of North American Distribution
Tiphani Krueger - Co-Head of Human Resources

CUSIP No.: 04685W103

Schedule B:

The following table sets forth all transactions in the Common Stock effected by the Reporting Person in the past 60 days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions. The price reported in the Price Per Share ($) column is a weighted average price. These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
3/16/2018	(23,445)	142.39	141.42 - 144.29
3/16/2018	13	142.15	141.94 - 144.71
3/19/2018	(10,097)	143.28	142.77 - 144.61
3/19/2018	26	143.46	143.33 - 143.57
3/20/2018	(212)	143.50	143.28 - 143.72
3/20/2018	26	143.00	142.94 - 143.02
3/21/2018	(9,357)	145.29	144.82 - 145.29
3/21/2018	153	145.33	145.31 - 145.45
3/22/2018	(12,091)	142.07	142.00 - 143.73
3/23/2018	(92)	141.10	141.10 - 141.10
3/23/2018	12	141.22	141.22 - 141.22
3/26/2018	(31)	143.25	143.13 - 143.48
3/26/2018	31	143.1	143.10 - 143.10
3/27/2018	(718)	143.71	142.98 - 143.76
3/27/2018	14	143.21	143.21 - 143.21
3/28/2018	(425)	141.71	141.64 - 141.71
3/28/2018	18	141.95	141.81 - 142.22
3/29/2018	(12,758)	144.25	142.65 - 144.72
3/29/2018	76	143.42	142.78 - 143.84
4/2/2018	(293)	135.38	135.04 - 137.07
4/2/2018	40	140.06	135.01 - 140.18
4/3/2018	(1,185)	137.41	136.54 - 137.45
4/3/2018	14	136.95	136.95 - 137.06
4/4/2018	(709)	139.66	139.48 - 140.58
4/5/2018	(16,636)	144.43	143.98 - 144.52
4/5/2018	1,694	144.54	143.46 - 144.59
4/6/2018	(65,115)	139.89	139.11 - 141.12
4/6/2018	38	139.60	139.60 - 139.60
4/9/2018	(16,153)	139.80	139.60 - 140.15
4/9/2018	17,755	140.15	140.15 - 140.17
4/10/2018	(17,436)	138.89	138.74 - 138.89
4/10/2018	40	139.53	139.47 - 139.86
4/11/2018	(359)	140.39	140.05 - 143.21
4/11/2018	43	143.07	143.07 - 143.07
4/12/2018	(1,149)	143.67	143.35 - 144.09
4/12/2018	257	144.62	144.62 - 144.91
4/13/2018	(790)	143.24	142.38 - 143.32
4/13/2018	15	143.24	143.24 - 143.24
4/16/2018	(13,371)	143.98	143.97 - 144.65
4/16/2018	13	144.46	143.97 - 144.77
4/17/2018	(5,021)	146.56	145.81 - 146.56
4/17/2018	17	146.56	146.56 - 146.56
4/18/2018	(22)	147.23	147.23 - 147.23
4/19/2018	(44)	144.90	144.90 - 144.90
4/19/2018	211	145.13	144.85 - 145.96
4/20/2018	(976)	146.61	146.31 - 146.87
4/20/2018	73	147.08	147.03 - 147.33
4/23/2018	(14)	144.34	144.34 - 144.34
4/23/2018	16	145.07	144.40 - 145.30
4/24/2018	(811)	144.89	143.11 - 145.16
4/24/2018	49	144.36	144.29 - 147.50
4/25/2018	(759)	142.40	141.37 - 142.46
4/25/2018	25	142.50	141.50 - 142.64
4/26/2018	(267)	143.60	143.08 - 143.88
4/26/2018	7,578	143.46	143.46 - 143.46
4/27/2018	(3,250)	130.00	128.91 - 131.73
4/27/2018	92	128.44	128.03 - 129.05
4/30/2018	(93)	121.13	121.08 - 121.50
5/1/2018	(467)	123.72	123.53 - 126.38
5/1/2018	16,341	124.87	124.76 - 126.44
5/2/2018	(41)	126.86	126.86 - 126.86
5/2/2018	20	127.10	126.93 - 127.15
5/3/2018	(320)	126.33	126.05 - 126.34
5/3/2018	13	127.36	127.36 - 127.36
5/4/2018	(147)	126.25	126.25 - 126.25
5/4/2018	83	125.12	125.12 - 125.12
5/7/2018	(23,673)	156.10	147.28 - 156.12
5/7/2018	18	147.07	147.06 - 147.08
5/8/2018	(1,133)	151.99	148.01 - 153.16
5/9/2018	(14)	151.48	151.48 - 151.48
5/9/2018	12	151.48	151.48 - 151.48
5/10/2018	(336)	150.32	150.32 - 150.32
5/10/2018	12	150.12	150.12 - 150.12
5/11/2018	(366)	150.08	149.63 - 150.20
5/11/2018	30	150.14	150.14 - 150.14
5/14/2018	(422)	151.33	149.80 - 151.98
5/14/2018	21	150.36	149.91 - 150.54
5/15/2018	(613)	148.99	148.33 - 149.02
5/15/2018	15	148.75	148.75 - 148.75
5/17/2018	(93)	149.40	149.40 - 149.40